SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                                   (Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                   For the fiscal year ended April 28, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

            For the transition period from ____________to____________

                         Commission file number 33-31502

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         LA-Z-BOY CHAIR COMPANY MATCHED
                             RETIREMENT SAVINGS PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              LA-Z-BOY INCORPORATED
                            1284 North Telegraph Road
                             Monroe, Michigan 48162
                            Telephone (734) 242-1444

                          This report contains 18 pages

REQUIRED INFORMATION

(a) Financial Statements.

    1. Report of Independent Accountants

    2. Statements of Net Assets Available for Benefits-as of December 31, 2001 and December 31, 2000

    3. Statements of Changes in Net Assets Available for Benefits-for the year ended December 31, 2001

    4. Notes to Financial Statements

(b) Exhibit

    Consent of PricewaterhouseCoopers LLP

                                   SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LA-Z-BOY INCORPORATED MATCHED
                                             RETIREMENT SAVINGS PLAN

                                             By La-Z-Boy Incorporated
                                             Plan Administrator

Date:  June 28, 2002                         /s/Mark A. Stegeman
                                             -------------------------------
                                             Mark A. Stegeman
                                             Treasurer

      La-Z-Boy Incorporated
      Matched Retirement Savings Plan
      Financial Statements and
      Supplemental Information
      December 31, 2001 and 2000

  La-Z-Boy Incorporated
Matched Retirement Savings Plan

Index to Financial Statements and Supplemental Information
--------------------------------------------------------------------------------

                                                                         Page(s)
Financial Statements:

Report of Independent Accountants                                           1

Statement of Net Assets Available for Benefits at
 December 31, 2001 and 2000                                                 2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2001                               3

Notes to Financial Statements                                               4-10

Supplemental Information:*

  Schedule H, line 4i - Schedule of Assets (Held at
       End of Year)                                                   Schedule I

  Schedule H, line 4j - Schedule of Reportable Transactions
       for the Year Ended December 31, 2001                          Schedule II




* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                     Report of Independent Accountants

To the Participants and Administrator of La-Z-Boy Incorporated
Matched Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Incorporated Matched Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i - Assets (Held at End of Year) and Schedule H, line 4j - Reportable Transactions for the Year Ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

Toledo, Ohio
June 27, 2002

La-Z-Boy Incorporated                                                         2
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------


                                                          December 31,
                                                     2001              2000

Assets:
Investments                                      $109,512,952       $91,837,206

Receivables:
   Interest/dividends receivable                          771             2,501
                                                 ------------       -----------
Net assets available for benefits                $109,513,723       $91,839,707
                                                 ============       ===========


   The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated                                                         3
Matched Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                    Year Ended
                                                                   December 31,
                                                                       2001

Additions:
   Additions to net assets attributed to:
   Investment income
      Interest and dividend income                                   $3,536,760
      Net appreciation in fair value of investments                   7,710,134
                                                                   ------------
                                                                     11,246,894
                                                                   ------------
   Contributions:
      Employee deferrals                                              9,481,328
      Employer match                                                  3,705,163
      Rollovers                                                         190,755
                                                                   ------------
                                                                     13,377,246
                                                                   ------------

        Total additions                                              24,624,140
                                                                   ------------

Deductions:
   Deductions from net assets attributed to:
      Benefits paid to participants                                   6,803,882
      Administrative expenses                                           146,242
                                                                   ------------

        Total deductions                                              6,950,124
                                                                   ------------

        Net increase                                                 17,674,016

Net assets available for benefits:
   Beginning of year                                                 91,839,707
                                                                   ------------

   End of year                                                     $109,513,723
                                                                   ============


The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated                                                         4
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

1.     Description of the Plan

       The following description of the La-Z-Boy Incorporated Matched Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Company has appointed Key Trust Company of Ohio, N.A. (Trustee), as the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       In June 2002, it was announced that the Trustee would discontinue its employee benefit plan services. The Company intends to transfer the assets of the Plan to a new trustee in plan year 2002 or 2003.

       Participation
       Employees who have completed 1,000 hours of service in a six month period and have attained age eighteen are eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees of the Company's ineligible subsidiaries. Prior to December 31, 2000, employees must have attained the age of twenty-one to be eligible to participate in the Plan.

       Vesting
       Participants are always fully vested in their own deferral accounts and become fully vested in the Company's matching contribution accounts after five years of service.

       Contributions
       Contributions to the Plan consist of the following:

       a. prior to December 31, 2000, authorized participant compensation deferral contributions in an amount up to fifteen percent of eligible compensation for participants who do not actively participate in the La-Z-Boy Incorporated Profit Sharing Plan (Profit Sharing Plan), another Company sponsored benefit plan, or up to seven percent for those participants who do participate in the Profit Sharing Plan; or the adjusted equivalent of $10,500, whichever is less.

       b. subsequent to December 31, 2000, authorized participant compensation deferral contributions in an amount up to fifteen percent of eligible compensation for participants who are classified as factory hourly or employees of the Sam Moore division, or up to seven percent for those participants classified as executive, salaried, office hourly or factory supervisor; or the adjusted equivalent of $10,500, whichever is less.

La-Z-Boy Incorporated                                                         5
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

1.     Description of the Plan (continued)

       Contributions (continued)
       c. the Plan provides for employer matching contributions of 50% of the first 2% of participant deferrals, with the exception of employees of the Sam Moore division, who are not eligible for an employer matching contribution; supplemental employer matching contributions based upon a number of factors including age, years of service, employee classification (factory hourly, factory supervisor, executive, salaried, office hourly) and division of the Company are provided for in the Plan. All employer contributions are made to the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and money market investments, and remain in that fund until retirement or withdrawal from the Plan.

       d.     any forfeiture restoration amount; and

       e. amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or "rollovers" from selected eligible individual retirement arrangements.

       However, total individual participant contributions shall not exceed the lesser of:

       a. prior to July 1, 2001, fifteen percent of the eligible compensation of the participant during the plan year; subsequent to July 1, 2001, ninety-nine percent of the eligible compensation of the participant during the plan year; or

       b.     the aggregate individual participant limitations set forth under
              Section 415 of the Internal Revenue Code (IRC).

       The forfeited, nonvested portion of a terminated participant's account may be used to reduce the Company's matching contribution. During 2001 and 2000, $169,717 and $81,866, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. During 2001 and 2000, forfeited nonvested balances in the amounts of $197,000 and $236,886, respectively, were used to offset the Company's matching contributions.

La-Z-Boy Incorporated                                                         6
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

1.     Description of the Plan (continued)

       Plan Benefits
       Participants having five years of service under the Plan are entitled to the full value of their accounts beginning at normal retirement age (sixty-five). Participants with at least ten years of participation are eligible for early retirement at age fifty-five. The value of a retiree's account will be paid as soon as administratively feasible after the date on which he or she retires.

       If a participant's total vested account balance is $5,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. The remainder of the account balance is paid in the form of a lump sum cash payment.

       Death Benefits
       Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant's account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

       Disability Benefits
       Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

       Hardship or Financial Need
       Upon application by the participant, the Board may direct distribution of such participant's funds to alleviate extreme hardship. In no event shall the amount exceed eighty percent of the participant's total compensation deferral contribution balance. The distribution shall be subject to personal income and excise taxes.

       A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser of $50,000 or fifty percent of the participant's vested account balance in the Plan. Terms of the loans are limited to five years, unless used for the purchase of a principal residence. Interest rates on loans granted bear commercially reasonable rates of interest.

La-Z-Boy Incorporated                                                         7
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies

       Basis of Accounting
       The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       Expenses of the Plan
       Investment advisory fees are paid by the Plan. All other Plan expenses, including administrative and professional fees, are paid by the Company.

       Investments
       Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year. Participant loans receivable are valued at cost which approximates fair value.

       Net Appreciation and Depreciation of Investments
       Realized gains and losses are calculated by subtracting the proceeds from the sale of investments during the plan year from the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year. Unrealized appreciation and depreciation of investments is calculated by taking the fair value of the investments at the end of the plan year less the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.

       Allocation of Assets
       Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts monthly. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.

La-Z-Boy Incorporated                                                         8
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

3.  Investment Options

    The Plan provides participants with several investment options including the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and the EB Money Market Fund, as well as various mutual funds selected by the Board.

    Allocations to the funds are made in five percent increments.
    Participants may change the allocation of contributions among the investment options and transfer amounts between investment options on a daily basis. The Company's matching contribution is made in the Company's common stock.


4.  Investments

    The following presents investments that represent five percent or more of the Plan's net assets:

                                                          December 31,
                                                    2001                2000

    La-Z-Boy Incorporated common stock,
     2,240,538 and 2,096,212 shares,
     respectively                                $48,850,244*       $32,904,806*
    Victory Stock Index Fund, 712,326
     and 633,626 shares, respectively             12,116,660         13,546,931
    Victory Balanced Fund, 927,803 and
     817,741 shares, respectively                 11,124,359         11,064,040
    Victory DCS Reserve Fund, 75,802 and
     64,383 shares, respectively                  14,213,544         11,243,481
    Franklin Small Mid Cap Growth Fund,
     259,343 and 247,409 shares,
     respectively                                  8,083,722          9,730,585
    Participant loans                              9,958,112          9,252,931

   * Includes both participant-directed and nonparticipant-directed investments

     During 2001, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated by $7,710,134 as follows:

       Mutual funds                              $(5,608,311)
       Company's common stock                     13,318,445
                                                ------------
                                                  $7,710,134
                                                ============

La-Z-Boy Incorporated                                                         9
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

5.     Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to Company Stock Fund, which contains both participant-directed and nonparticipant-directed investments, is as follows:
                                                          December 31,
                                                     2001              2000
       Net assets:
           Company Stock Fund                    $49,349,912       $33,340,108
                                                 ===========       ===========

                                                          Year Ended
                                                          December 31,
                                                              2001
       Changes in net assets:
         Contributions                                     $5,965,390
         Dividends                                            791,582
         Net appreciation                                  13,318,445
         Benefits paid to participants                     (2,705,959)
         Transfers to participant-directed
          investments                                      (1,238,732)
         Administrative expenses                             (120,922)
                                                          -----------

                                                          $16,009,804
                                                          ===========

6.     Party-in-interest

       Investments in the Company Stock Fund consist of 2,240,538 and 2,096,212 shares of La-Z-Boy Incorporated common stock at December 31, 2001 and 2000, respectively. Shares for this fund are purchased on the open market by the Trustee or are issued by the Company at fair market value. At December 31, 2001 and 2000, the Plan held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRC and ERISA.


7.     Tax Status of the Plan

       The Internal Revenue Service has determined and informed the Company by a letter dated July 6, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. The Plan administrator has requested a new determination letter from the Internal Revenue Service.

La-Z-Boy Incorporated                                                        10
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

8.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.


9.     Risks and Uncertainties

       The Plan's invested assets ultimately consist of only mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

       La-Z-Boy Incorporated common stock, included in the Company Stock Fund, accounts for approximately 45% and 36% of the net assets available for benefits of the Plan at December 31, 2001 and 2000, respectively. Fluctuations in the price of La-Z-Boy Incorporated common stock would materially affect the participants' account balances and the net assets available for benefits of the Plan as a whole.

10.    Plan Amendment

       Effective January 1, 2001, the Plan, formerly known as the La-Z-Boy Chair Company Matched Retirement Savings Plan, was amended and restated to comply with several recent legislative actions and to change the eligibility and contribution provisions as stated in Note 1. After restatement, the plan name was changed to the La-Z-Boy Incorporated Matched Retirement Savings Plan.

La-Z-Boy Incorporated                                                Schedule I
Matched Retirement Savings Plan
Plan Number 015
EIN 38-0751137

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
--------------------------------------------------------------------------------

    Identity of                                                       Current
 Issuer or Borrower       Description of Investment       Cost**        Value

*La-Z-Boy Incorporated    Common Stock                $27,096,622   $48,850,244

*Key Trust Company of
    Ohio, N.A.            EB Money Market Fund            499,668       499,668

*Key Trust Company of
    Ohio, N.A.            Victory Stock Index Fund                   12,116,660

*Key Trust Company of
    Ohio, N.A.            Victory Balanced Fund                      11,124,359

*Key Trust Company of
    Ohio, N.A.            Victory DCS Reserve Fund                   14,213,544

*Key Trust Company of
    Ohio, N.A.            Franklin Small Mid Cap Growth Fund          8,083,722

*Key Trust Company of
    Ohio, N.A.            Victory Financial Reserve Fund              2,461,489

*Key Trust Company of
    Ohio, N.A.            Janus Worldwide Fund                        2,205,925

*Participant Loans       Interest rates ranging
                          from  5.75% through  10.5 %
                          Maturity dates ranging
                          from  2002  through  2016                   9,958,112
                                                                   ------------
                                                                   $109,513,723
                                                                   ============


* Key Trust Company of Ohio, N.A., La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

**Cost information for participant-directed investments has been omitted, as permitted by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

La-Z-Boy Incorporated                                                                                                   Schedule II
Matched Retirement Savings Plan
Plan Number 015
EIN 38-0751137

Schedule H, line 4j - Schedule of Reportable Transactions*
For the Year Ended December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------

Identity
of party                                                    Number of       Purchase             Selling                Net Gain
Involved                          Description of Asset     Transactions       Price               Price                 or (Loss)

Key Trust Company of Ohio, N.A.    EB Money Market Fund          97         $6,172,572

Key Trust Company of Ohio, N.A.    EB Money Market Fund         151                              $6,108,206                 -



* Transactions or series of transactions, involving nonparticipant-directed investments, in excess of five percent of the current value of the Plan's assets at December 31, 2000, as defined by section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03097) of La-Z-Boy Incorporated of our report dated June 27, 2002 relating to the financial statements of the La-Z-Boy Incorporated Matched Retirement Saving Plan, which appears in this Form 11-K.


/s/PricewaterhouseCoopers LLP

Toledo, Ohio
June 27, 2002